LOCK-UP AGREEMENT
STRICTLY CONFIDENTIAL
October 17, 2007

TO:	THE PERSONS LISTED ON SCHEDULE “A” HERETO
(each such person a “Seller” and collectively the “Sellers”)
Goldbelt Resources Ltd.
     Wega Mining ASA (“Parent”), Wega Mining Inc. (“Offeror”) and Goldbelt Resources Ltd. (“Goldbelt”) have entered into a support agreement (the “Support Agreement”) dated of even date herewith. Capitalized terms used in this lock-up agreement (this “Lock-up Agreement”) and not otherwise defined herein that are defined in the Support Agreement shall have the respective meanings ascribed thereto in the Support Agreement.
     This Lock-Up Agreement sets out the terms and conditions of the several and not joint agreements of each Seller: (i) to support the Offer; (ii) to deposit or cause to be deposited under the Offer the Common Shares currently owned or controlled by such Seller as listed on Schedule A beside such Seller’s name; and (iii) in the case of each Seller holding outstanding Options or Performance Rights (each a “Convertible Securityholder” and collectively, the “Convertible Securityholders”), to exercise the Options currently owned by such Convertible Securityholder for Common Shares and to obtain all of the Common Shares to which such Convertible Securityholder is or becomes entitled pursuant to Performance Rights (the Common Shares acquired upon the exercise of Options or pursuant to Performance Rights collectively referred to as “Subsequently Acquired Common Shares”) and to deposit such Subsequently Acquired Common Shares under the Offer (such Common Shares referred to in (ii) above and such Subsequently Acquired Common Shares are hereinafter collectively referred to as the “Subject Common Shares”).
ARTICLE 1
THE OFFER
1.1 Not later than the Latest Mailing Time, Offeror shall mail the Offer in accordance with the Support Agreement. Subject to the satisfaction of the conditions of the Offer as contemplated in Section 1.2 below, Offeror shall take up and pay for the Common Shares deposited under the Offer promptly and, in any event, not later than two business days following the time at which Offeror becomes entitled to take up such Common Shares under the Offer pursuant to Applicable Securities Laws.
1.2 The obligation of Offeror to take up and pay for the Subject Common Shares under the Offer shall not be subject to any conditions, save and except for those conditions set out in Schedule A of the Support Agreement. The conditions to the making of the Offer are for the sole benefit of Offeror and, subject to Section 1.3, may be waived by Offeror in whole or in part in its sole discretion.

1.3 Each Seller acknowledges and agrees that Offeror may, in its sole discretion, modify or waive any term or condition of the Offer; provided that Offeror shall not, without the prior written consent of the Sellers and Goldbelt, increase the Minimum Tender Condition, impose additional conditions to the Offer, decrease the consideration per Common Share, decrease the number of Common Shares in respect of which the Offer is made, change the form of consideration payable under the Offer (other than to increase the total consideration per Common Share and/or add additional consideration or consideration alternatives) or otherwise vary the Offer or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to the Sellers.
ARTICLE 2
COVENANTS OF THE SELLERS
2.1 Each Seller hereby agrees, from the date hereof until the earlier of: (i) the termination of this Lock-Up Agreement pursuant to Article 5; and (ii) the Expiry Time, except in accordance with the terms of this Lock-Up Agreement, not to:
(a)	acquire direct or indirect beneficial ownership or holding of or control or direction over any additional Common Shares or obtain or enter into any right to do so, with the exception of any Common Shares acquired pursuant to the exercise of Options or pursuant to Performance Rights, as contemplated in Section 3.2 hereof;

(b)	grant or agree to grant any proxy or other right to the Subject Common Shares, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Subject Common Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting thereof;

(c)	in any manner, directly or indirectly, including through any officer, director, employee, representative (including for greater certainty any financial or other advisors) or agent or otherwise (as applicable), make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any person regarding an Acquisition Proposal, engage in any discussions or negotiations regarding, or provide any information with respect to, any Acquisition Proposal, or otherwise co-operate in any way with, assist or participate in, or facilitate or encourage any effort or attempt by any other person to do or seek to do any of the foregoing;

(d)	solicit or arrange or provide assistance to any other person to arrange for the solicitation of, purchases of or offers to sell Common Shares or act in concert or jointly with any other person for the purpose of acquiring Common Shares for the purpose of affecting the control of Goldbelt;

(e)	option, sell, assign, dispose of, pledge, create an Encumbrance on, grant a security interest in or otherwise convey any Options, Performance Rights or Subject

Common Shares or any right or interest therein, or agree to do any of the foregoing except pursuant to the Offer and this Lock-Up Agreement;
(f)	except as required by applicable Law, prior to the public announcement by Parent of its intention to make the Offer, directly or indirectly, disclose to any person (other than Goldbelt and the financial and legal advisors of Goldbelt) the existence of the terms and conditions of this Lock-Up Agreement, or the possibility of Parent or Offeror making the Offer or any terms or conditions or other information concerning the Offer; and

(g)	not take any action to encourage or assist any other person to do any of the prohibited acts referred to in the foregoing provisions of this Section 2.1.
2.2 Each Seller hereby agrees, from the date hereof until the earlier of: (i) the termination of this Lock-Up Agreement pursuant to Article 5; and (ii) the Expiry Time, except in accordance with the terms of this Lock-Up Agreement, to:
(a)	immediately cease any existing solicitations, discussions or negotiations it is engaged in with any person other than Parent, Offeror or another Parent Subsidiary with respect to or which could lead to any potential Acquisition Proposal;

(b)	promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify Parent, at first orally and then in writing of: (i) any proposal, inquiry, offer or request (or any amendment thereto) that the Seller receives, or of which the Seller becomes aware, that relates to, or constitutes a bona fide Acquisition Proposal; or (ii) any request that the Seller receives for discussions or negotiations relating to an Acquisition Proposal or any request for non-public information relating to Goldbelt or any of the Goldbelt Subsidiaries or any Goldbelt mineral property or contractual or legal rights or for access to properties, books and records or a list of the Shareholders of Goldbelt or any Goldbelt Subsidiary. Such notice to Parent shall include a description of the terms and conditions of, and the identity of the person making, any such proposal, inquiry, offer or request (including any amendment thereto) and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing. The Seller shall also provide such other details of the proposal, inquiry, offer or request, or any amendment to the foregoing, as Parent may reasonably request. The Seller shall keep Parent promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request, or any amendment to the foregoing, and will respond promptly to all inquiries by Parent with respect thereto; and

(c)	exercise the voting rights attaching to the Subject Common Shares, execute shareholder consents and other shareholder approval documents and otherwise use the Seller’s commercially reasonable efforts in the Seller’s capacity as a shareholder of Goldbelt (i) to facilitate the consummation of the transactions contemplated in the Support Agreement; and (ii) to oppose any proposed action by Goldbelt, the Shareholders, any of the Goldbelt Subsidiaries or any other person (A) in respect of any merger, take-over bid, amalgamation, plan of arrangement, business combination or similar transaction involving Goldbelt or any Goldbelt Subsidiary, other than the Offer, (B) which would reasonably be regarded as being directed towards or likely to prevent or delay the take-up of and payment for the Subject Common Shares deposited under the Offer or the successful completion of the Offer, including without limitation, any amendment to the articles or by-laws of Goldbelt or its corporate structure, or (C) which would reasonably be expected to result in a Material Adverse Effect in respect of Goldbelt. In connection therewith, the Seller hereby appoints Parent as the Seller’s attorney in fact (which appointment is unconditional, irrevocable (subject to Article 5), and is coupled with an interest) for and on such Seller’s behalf to execute a proxy appointing a person designated by Parent to attend and act on behalf of the Seller at any meeting of shareholders of Goldbelt and to execute one or more shareholder consents or other shareholder approval documents in respect of any of the matters referred to in this Section 2.2(c); provided that if, pursuant to this power of attorney, (x) Parent has executed and not revoked a proxy in respect of such a meeting, which proxy has been accepted by Goldbelt, or (y) Parent has executed a shareholder consent or other shareholder approval document, which consent or other document has been accepted by Goldbelt and any applicable regulatory authorities, then in such circumstances the Seller shall not be responsible for voting or for executing such consent or other document, as the case may be, under this Section 2.2(c). Parent shall advise the Seller upon executing any proxies or shareholder consents or other shareholder approval documents in respect of the Subject Common Shares held by the Seller.
2.3 Each Seller covenants to co-operate with Parent in making all requisite regulatory filings.
2.4 Nothing in this Article 2 shall prevent a Seller who is a member of the Board of Directors or is a senior officer of Goldbelt from engaging, in such Seller’s capacity as a director or senior officer of Goldbelt, in discussions or negotiations with a person in response to a bona fide Acquisition Proposal made by such person (which Acquisition Proposal did not result from a breach of a Lock-Up Agreement or the Support Agreement) in circumstances where Goldbelt is permitted by Section 6.2(a) of the Support Agreement to engage in such discussions or negotiations. For greater certainty, each such Seller acknowledges that this Section 2.4 shall not affect the Seller’s obligation to tender (and, except as permitted by this Lock-Up Agreement, not withdraw) the Subject Common Shares to the Offer in accordance with the terms and conditions of this Lock-Up Agreement.
ARTICLE 3
AGREEMENT TO TENDER
3.1 This Lock-Up Agreement when signed and delivered by a Seller will constitute the agreement of such Seller, among other things, to accept the Offer and validly deposit and cause to be deposited and cause all acts and things to be done to deposit under the Offer all of the Common Shares currently owned or controlled by such Seller and, in any event, not less than the number of Common Shares set forth opposite such Seller’s name on Schedule A hereto, together with a duly completed and executed letter of transmittal, on the terms and conditions set out herein.
3.2 This Lock-Up Agreement when signed and delivered by a Convertible Securityholder will constitute the agreement of such Convertible Securityholder, among other things, to exercise or, if applicable, conditionally exercise (as contemplated by Section 2.3 of the Support Agreement) the Options set forth opposite such Convertible Securityholder’s name on Schedule A hereto, to obtain all of the Common Shares to which the Convertible Security holder is or becomes entitled pursuant to Performance Rights, and to validly deposit and cause to be deposited under the Offer the Subsequently Acquired Common Shares issued on such exercise of Options or pursuant to Performance Rights, together with a duly completed and executed letter of transmittal, on the terms and conditions set out herein or as otherwise contemplated by Section 2.3 and Section 2.4 of the Support Agreement.
3.3 Each Seller agrees that if Offeror makes the Offer in compliance with Section 1.1 and Section 1.2, such Seller shall deposit or cause to be deposited with the depository under the Offer (a) within 10 calendar days of the mailing of the Circular, all of the Subject Common Shares then outstanding (and such Seller shall ensure that all of such Subject Common Shares have become registered in the name of the Seller prior to such deposit), and (b) no later than five business days prior to the first scheduled expiry time of the Offer, all such documents as may be necessary or desirable to deposit or cause to be deposited all of the Subsequently Acquired Common Shares (including those to be acquired pursuant to the conditional exercise of Options and pursuant to Performance Rights), in each case in accordance with the terms of the Offer or as otherwise contemplated by Section 2.3 or Section 2.4 of the Support Agreement, and thereafter, except as may be permitted by this Lock-Up Agreement or by Section 2.3 or Section 2.4 of the Support Agreement or unless this Lock-Up Agreement is terminated in accordance with Article 5, such Seller shall not withdraw or take any action to withdraw any of such Seller’s Subject Common Shares deposited under the Offer (notwithstanding any statutory rights or other rights under the terms of the Offer or otherwise which such Seller might have and whether or not Goldbelt recommends or fails to recommend or withdraws, modifies or qualifies its recommendation of the Offer).
3.4 For greater certainty, the obligation to tender the Subject Common Shares shall terminate upon the expiry of the Offer or termination of this Lock-Up Agreement, including termination pursuant to Section 5.1(b)(v) or Section 5.1(c)(iii) hereof.
3.5 For greater certainty, for the purposes of this Lock-Up Agreement, the term “Subject Common Shares” shall refer to all the Common Shares which the Sellers are required to tender under the Offer pursuant to the terms of this Lock-Up Agreement and shall include all shares or other securities into or for which the Subject Common Shares may be converted, exchanged or otherwise changed pursuant to any reorganization, merger, amalgamation or other transaction involving Goldbelt prior to the acquisition of the Subject Common Shares by Offeror.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES
4.1 Each Seller by its acceptance hereof represents and warrants as follows and acknowledges that Parent and Offeror are relying upon such representations and warranties in connection with entering into this Lock-Up Agreement and making the Offer and purchasing the Subject Common Shares:
(a)	such Seller is the beneficial owner of or controls all of the Common Shares, Options and/or Performance Rights set forth opposite such Seller’s name on Schedule A and, except as set forth on Schedule A, such Seller is the registered owner of such Common Shares, Options and/or Performance Rights;

(b)	(i) the only securities of Goldbelt beneficially owned, directly or indirectly, or over which control or direction is exercised by such Seller are those listed on Schedule A beside such Seller’s name, and (ii) other than any Options and Performance Rights listed opposite the name of the Seller in Schedule A and Common Shares issuable on the exercise of such Options or pursuant to such Performance Rights, such Seller has no Convertible Securities and has no other agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by such Seller or transfer to such Seller of additional securities of Goldbelt;

(c)	such Seller has the sole right to sell and vote all the Subject Common Shares now held, and will have the right to sell and vote all the Subject Common Shares hereafter acquired by such Seller;

(d)	all the Subject Common Shares held by such Seller will, at the time at which Offeror takes up and pays for such Subject Common Shares, be beneficially owned by such Seller with good and marketable title thereto, free and clear of any and all Encumbrances and are and will at such time be issued and outstanding as fully paid and non-assessable shares in the capital of Goldbelt;

(e)	no person has any agreement, option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from such Seller of any of the Subject Common Shares owned by such Seller or any interest therein or right thereto, except Parent and Offeror pursuant to this Lock-Up Agreement;

(f)	the execution and delivery by such Seller of this Lock-Up Agreement, the authorization of this Lock-Up Agreement by such Seller, and the performance by such Seller of its obligations under this Lock-Up Agreement, (i) do not require any Authorization to be obtained by such Seller (other than such Authorizations as have been obtained by such Seller on or before the date hereof), and (ii) will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of (A) any applicable Laws, or (B)

any note, bond, mortgage, indenture or contract or agreement to which such Seller is party or by which such Seller is bound; and
(g)	this Lock-Up Agreement has been duly executed and delivered by such Seller and constitutes a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity.
4.2 Parent and Offeror hereby make to each Seller the representations and warranties set out in Schedule B to the Support Agreement and acknowledge that each Seller is relying upon such representations and warranties in connection with the entering into of this Lock-Up Agreement and the sale to Offeror of the Subject Common Shares.
ARTICLE 5
TERMINATION
5.1 This Lock-Up Agreement may be terminated by notice in writing:
(a)	at any time by mutual consent of Parent, Offeror and the Sellers;

(b)	by the Sellers if:
(i)	Parent and Offeror have not complied in any material respect with their covenants contained herein or if any representation or warranty of Parent or Offeror under this Lock-Up Agreement is untrue or incorrect in any material respect and, in each case, such non-compliance or inaccuracy is reasonably likely to prevent, restrict or materially delay consummation of the Offer and is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach or inaccuracy and the business day prior to the Expiry Date;

(ii)	Offeror has not mailed the Offer within the time period provided for in Section 1.1;

(iii)	the terms of the Offer do not conform in all material respects with the description of the Offer contained in Section 1.1 and the Support Agreement;

(iv)	Offeror has not (for any reason other than the failure of any Locked-Up Shareholder to deposit its Common Shares for purchase) taken up and paid for all Common Shares deposited under the Offer by the Outside Date; or

(v)	the Support Agreement is terminated in accordance with the provisions thereof and no Termination Payment Event has occurred, or, if a Termination Payment Event has occurred, the Termination Payment has been paid;

provided that at the time of such termination pursuant to this Section 5.1(b) by the Sellers, the Sellers are not in material default in the performance of their obligations under this Lock-Up Agreement;
(c)	by Parent if:
(i)	any Locked-Up Shareholder has not complied in any material respect with all of its covenants contained herein or under the applicable Lock-Up Agreement or if any representation or warranty of any Locked-Up Shareholder under any Lock-Up Agreement is untrue or incorrect in any material respect and, in each case, such non-compliance or inaccuracy is not curable or, if curable, is not cured by the earlier of the date that is 15 days from the date of written notice of such breach or inaccuracy and the business day prior to the Expiry Date;

(ii)	any of the conditions of the Offer are not satisfied or waived at the Expiry Time and Offeror elects not to waive such condition; or

(iii)	the Support Agreement is terminated in accordance with the provisions thereof, provided that at the time of such termination pursuant to this Section 5.1(c) by Parent, neither Parent nor Offeror is in material default in the performance of its obligations under this Lock-Up Agreement;
(d)	no termination pursuant to this Section 5.1 shall prejudice the rights of a party as a result of any breach by any other party of its obligations hereunder; and

(e)	upon termination of this Lock-Up Agreement, each Seller shall be entitled to withdraw any of such Seller’s Common Shares deposited under the Offer.
ARTICLE 6
GENERAL
6.1 In this Lock-Up Agreement, unless otherwise expressly stated or the context otherwise requires:
(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Lock-Up Agreement and not to any particular Section of or Schedule to this Lock-Up Agreement;

(b)	references to a “Section” or a “Schedule” are references to a Section or Schedule of this Lock-Up Agreement;

(c)	words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)	the terms “person” and “business day” shall have the meanings ascribed thereto in the Support Agreement;

(e)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof; and

(f)	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.
6.2 The parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Lock-Up Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.
6.3 This Lock-Up Agreement shall become effective in respect of each Seller upon execution and delivery thereof by such Seller.
6.4 This Lock-Up Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Lock-Up Agreement to produce more than one counterpart.
6.5 Subject to the terms and conditions of this Lock-Up Agreement, each Seller agrees to cooperate in good faith and use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (a) to consummate and make effective as promptly as is practicable the transactions contemplated by the Offer and this Lock-Up Agreement, and (b) for the discharge by such Seller of its respective obligations under this Lock-Up Agreement, including its obligations under Applicable Securities Laws, including in each case the execution and delivery of such documents as another party hereto may reasonably require.
6.6 Each Seller hereby consents to the disclosure of the substance of this Lock-Up Agreement in any press release or any Circular relating to the Offer and to the filing of this Lock-Up Agreement as may be required pursuant to Applicable Securities Laws.
6.7 This Lock-Up Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors, assigns, heirs, executors and personal representatives. This Lock-Up Agreement shall not be assignable by any party without the prior written consent of the other parties.
6.8 Time shall be of the essence of this Lock-Up Agreement.
6.9 If any term, provision, covenant or restriction of this Lock-Up Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Lock-Up Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this Lock-Up Agreement.

6.10 Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered or sent by facsimile transmission as follows:
(a)	in the case of a Seller:
c/o Goldbelt Resources Ltd.
1201-372 Bay Street
Toronto, ON M5H 2X9
Canada

Attention:	Collin Ellison
Fax:	416.364.7120
(b)	in the case of Parent or Offeror:
Karenslyst Allé 2, 5 etg.
P.O. Box 568 Skøyen
N-0278 Oslo
Norway

Attention:	Hans-Arne L’orange
Fax:	47 2316 0109
(c)	at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this Section, and if so given shall be deemed to have been given and received at the time of receipt (if a business day, if not then on the next succeeding business day) unless actually received after 4:30 p.m. (local time) at the point of delivery in which case it shall be deemed to have been given and received on the next business day.
6.11 This Lock-Up Agreement (together with all other documents and instruments referred to herein) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.
6.12 This Lock-Up Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof which would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Lock-Up Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.
6.13 Unless otherwise indicated, all dollar amounts referred to in this Lock-Up Agreement are expressed in Canadian dollars.

6.14 Each Seller recognizes and acknowledges that this Lock-Up Agreement is an integral part of Parent and Offeror making the Offer, and that Parent and Offeror would not contemplate proceeding with making the Offer unless this Lock-Up Agreement was entered into by each Seller, and that a breach by such Seller of any covenants or other commitments contained in this Lock-Up Agreement will cause Parent and Offeror to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, each Seller agrees that, in the event of any such breach, Parent and Offeror shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which they may be entitled, at law or in equity, and such Seller further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.
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     This Lock-Up Agreement may be signed in counterparts that together shall be deemed to constitute one valid and binding agreement.

Yours very truly,

WEGA MINING ASA

by	(signed)	Lars Marius Furu

	Name:	Lars Marius Furu
	Title:	Chief Executive Officer

WEGA MINING INC.

by	(signed)	Lars Marius Furu

	Name:	Lars Marius Furu
	Title:	Chief Executive Officer
     Irrevocably accepted and agreed to this 17th day of October, 2007.

SIGNED, SEALED & DELIVERED in the presence of:

(signed) Linda Misetich	(signed) Paul J. Morgan

Witness	Paul J. Morgan

SIGNED, SEALED & DELIVERED in the presence of:

(signed) Linda Misetich	(signed) Collin Ellison

Witness	Collin Ellison

SCHEDULE A
SELLERS’ OWNERSHIP OF SECURITIES OF GOLDBELT

	Number of		Number of	Number of Other
Name of Goldbelt	Goldbelt	Number of	Performance	Convertible
Shareholder	Shares	Options	Rights	Securities
Paul J. Morgan	2,590,400	795,000	nil	nil
Collin Ellison	nil	300,000	800,000	nil